[KPMG LOGO]


                              Accountants' Consent



The Board of Directors
National Research Corporation:

We consent to incorporation by reference in the registration statements (File No. 333-52135 and 333-52143) on Form S-8 of National Research Corporation of our report dated February 12, 2002, except as to note 13 which is as of February 21, 2002, relating to the balance sheets of National Research Corporation as of December 31, 2001 and 2000, and the related statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001, and the related financial statement schedule, which reports appear in the December 31, 2001, annual report on Form 10-K of National Research Corporation.



                                        /s/ KPMG LLP

Lincoln, Nebraska
March 26, 2002